Exhibit 2.3

FIRST AMENDMENT TO AGREEMENT OF PURCHASE AND SALE

This FIRST AMENDMENT TO AGREEMENT OF PURCHASE AND SALE (this “First Amendment”) is made and entered into as of July 31, 2013, by and between SHELBY LOAN AND MORTGAGE CORPORATION, a North Carolina corporation and SMLC, LLC, a Delaware limited liability company (jointly, “Sellers”) and BANK OF THE OZARKS, an Arkansas state banking corporation (“Purchaser”).

WITNESSETH:

WHEREAS, Sellers and Purchaser entered into that certain Agreement of Purchase and Sale dated January 24, 2013 (the “Agreement”); and

WHEREAS, the Parties desire to clarify the Agreement in that the purchase of the “Main Office Land” as defined in Section 1(a), below, should include the real property owned by Sellers and described as “Parcel II” in Section 1(a), below, and the Parties are desirous of including the land described as “Parcel II” as part of the “Main Office Land” on the terms and conditions set forth herein; and

WHEREAS, Sellers and Purchaser desire to amend certain terms and conditions of the Agreement to provide for the inclusion of the aforementioned real property in the purchase and sale transaction described in the Agreement.

NOW, THEREFORE, for and in consideration of the mutual covenants and provisions of this First Amendment and the Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Additional Property. Section 1 of the Agreement is amended and restated in its entirety as follows:

Section 1. Agreement to Purchase. Purchaser agrees to purchase and Sellers agree to sell, for the Purchase Price (as defined in Section 2 hereof) and other good and valuable consideration, and subject to and upon each and every one of the terms and conditions hereinafter set forth, the following-described property (all of which are collectively referred to as the “Subject Property”):

(a) fee simple interest in two (2) parcels of land, Parcel I being located at 106 South Lafayette Street, Shelby, North Carolina, and Parcel II being a parking lot located on South Trade Street, Shelby, North Carolina (Cleveland County PIN 17089), Parcels I and II being more particularly described on Exhibit A attached to this Agreement and made part of this Agreement (collectively, the “Main Office Land”);

(b) fee simple interest in a parcel of land located at 130 West Warren Street, Shelby, North Carolina, and more particularly described on Exhibit B attached to this Agreement and made part of this Agreement (“Blanton Center Land”);

(c) fee simple interest in a parcel of land located at 801 North Lafayette Street, Shelby, North Carolina, and more particularly described on Exhibit C attached to this Agreement and made part of this Agreement (the “North Branch Office Land”);

(d) fee simple interest in a parcel of land located at 2317 East Main Street, Lincolnton, North Carolina, and more particularly described on Exhibit D attached to this Agreement and made part of this Agreement (“Lincolnton Land”);

(e) all of the buildings, structures, fixtures, facilities, installations and other improvements of every kind and description now or hereafter in, on, over and under the property described above and all plumbing, gas, electrical, ventilating, lighting and other utility systems, ducts, hot water heaters, oil burners, domestic water systems, elevators, escalators, canopies, air conditioning systems and all other building systems and fixtures attached to or comprising a part of the buildings (the “Improvements”); and

(f) all easements, rights-of-way, appurtenances and other rights and benefits, if any, thereunto belonging, including, without limitation, any rights in public or private streets, roads, avenues, alleys or passways, open or proposed, on or abutting the property described above, any award hereafter made to or to be made in lieu thereof, and any award hereafter made for damage to the land or any part thereof by reason of a change of grade in any street, alley, road or avenue, as aforesaid (all of the foregoing being included within the term “Land”).

2. Additional Consideration. Section 2 of the Agreement is amended and restated in its entirety as follows:

Section 2. Purchase Price. The aggregate purchase price to be paid to Seller for the fee simple interest in the Land shall be the cash sum of Three Million Seven Hundred Ninety-two Thousand and No/100 Dollars ($3,792,000.00) plus the office leasehold interest provided to Seller and described in Section 22 hereof (collectively, the “Purchase Price”). The cash portion of the Purchase Price shall be deposited with the Title Company (as hereinafter defined) by Purchaser by bank wire of same day funds at Closing (as hereinafter defined) and shall be thereafter paid to Sellers. A lease evidencing the Charles Hotel office leasehold shall be executed by Purchaser and delivered to Sellers at Closing. The Purchase Price shall be allocated as follows:

(a)	$2,000,000.00- Main Office Land (Parcel I)

(b)	$800,000.00- Blanton Center Land

(c)	$352,000.00- North Branch Office Land

(d)	$640,000.00-Lincolnton Land

(e)	$25,000.00-Main Office Land (Parcel II)

3. Charles Hotel Office Leasehold. New Section 22 shall be added to the Agreement, as follows:

Section 22. Charles Hotel Office Leasehold. At Closing, Purchaser will enter into a long-term lease agreement with Shelby Loan and Mortgage, in form and substance substantially similar to the attached Exhibit F, pursuant to which Purchaser will lease Rooms 231 and 232 to Shelby Loan and Mortgage for a term of ten (10) years, at no cost to Shelby Loan and Mortgage. In the event Purchaser elects to terminate the aforementioned lease prior to the end of its term, Purchaser shall pay Shelby Loan and Mortgage $2,500 per year (prorated for any partial year) for the remainder of the term of such lease.

4. No Other Changes. Except as specifically amended by this First Amendment, the Agreement shall remain in full force and effect and is hereby ratified and confirmed.

5. Entire Agreement. This First Amendment constitutes the entire agreement between the parties with respect to the subject matter hereof, and there are no other representations, warranties or agreements, written or oral, between Sellers and Purchaser with respect to the subject matter of this First Amendment.

6. Counterparts. This First Amendment may be executed in one or more counterparts, each of which shall be deemed an original.

7. Binding Effect. This First Amendment shall be binding upon and inure to the benefit of Sellers and Purchaser and their respective successors and permitted assigns.

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IN WITNESS WHEREOF, Sellers and Purchaser have executed this First Amendment to Agreement of Purchase and Sale as of the date and year first above written.

SELLERS:

SHELBY LOAN AND MORTGAGE CORPORATION, a North Carolina Corporation

By:	/s/ Adelaide A. Craver
Name:	Adelaide A. Craver
Title:	Vice President

ATTEST:

By:	/s/ J. Newton Craver II
Name:	J. Newton Craver II
Title:	Secretary

SLMC, LLC, a Delaware limited liability company

By:	/s/ Richard D. Craver
Name:	Richard D. Craver
Title:	Manager

IN WITNESS WHEREOF, Sellers and Purchaser have executed this First Amendment to Agreement of Purchase and Sale as of the date and year first above written.

BANK OF THE OZARKS

By:	/s/ Dennis James
Name:	Dennis James
Title:	Director of Mergers and Acquisitions

Exhibit A, Exhibit B , Exhibit C, Exhibit D, Exhibit E and Exhibit F of First Amendment to Agreement of Purchase and Sale omitted.